DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Frank Wu
frank.wu@dlapiper.com
T	713.425.8446
F	713.300.6046

September 20, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Russell Mancuso

Tom Jones

Praveen Kartholy

Gary Todd

Re:                             Applied Optoelectronics, Inc.
                                                                                                Registration Statement on Form S-1
                                                                                                Filed August 13, 2013
                                                                                                File No. 333-190591

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2013 (the “Staff Letter”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

In response to the comments set forth in the Staff Letter, the Company has revised the Registration Statement and, together with this response, is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter, four marked copies of Amendment No. 3 (marked against Amendment No. 2 to the Registration Statement, which was filed on September 11, 2013).

Additionally, on behalf of the Company, we are supplementally providing with this letter a folder including materials in partial response to comment number 2 in the Staff Letter (the “Supplemental Materials”). We have included a cross-reference to the Supplemental Materials in this letter where appropriate. Because of the commercially sensitive nature of certain information contained in the Supplemental Materials, this submission is accompanied by the Company’s request for confidential treatment for selected portions of the Supplemental Materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Company respectfully requests that the Staff return upon completion of its review the Supplemental Materials furnished to the Staff. The Company confirms to the Staff that the Supplemental Materials were not filed in electronic format.

The Company advises the Staff that the target pricing date for this offering is September 25, 2013.  To achieve this schedule, the Company respectfully requests that the Staff review the responses contained in this letter by September 23, 2013.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses correspond to the page of the Registration Statement.

Principal and Selling Stockholders, page 125

1.                                      Please tell us whether any of the selling stockholders are affiliates of a broker-dealer.  A selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless you disclose in this prospectus, if true, that:  the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  Please revise as appropriate.

Response:  The Company advises the Staff that none of the selling stockholders are affiliates of a broker-dealer. The Company has revised footnote 10 on page 128 of Amendment No. 3 in response to the Staff’s comment.

2.                                      Please disclose all material relationships you and your affiliates had with the selling stockholders during the past three years.  In this regard, please expand your disclosure currently in footnote 11 to address when all selling stockholders acquired the offered shares and the amount of consideration that you received when you sold those shares.  If the selling stockholders acquired the offered shares more than three years ago, please tell us when the selling stockholders acquired the shares and the amount of consideration that you received.

Response:  The Company has revised the Registration Statement on pages 128 and 129 of Amendment No. 3 to disclose all material relationships that the Company and its affiliates had with the selling stockholders during the past three years, including providing expanded disclosure in footnotes 11 and 22 to address when all of the selling stockholders acquired shares within the past three years and the amount of consideration that the Company received when it sold those shares.

The Company is confidentially providing to the Staff the requested information regarding the selling stockholders who acquired the offered shares more than three years ago, as set forth on Annex A to the Supplemental Materials.

3.                                      Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by the entities mentioned in the table.

Response:  The Company has revised the Registration Statement on pages 128 and 129 of Amendment No. 3 to address the Staff’s comment.

Exhibits 1.1 and 10.10.10

4.                                      Please ensure that these exhibits are complete.  We note that exhibit 1.1 is missing annexes and exhibit 10.10.10 is missing exhibit B-6.

Response:  The Company has filed updated versions of exhibits 1.1 and 10.10.10 in response to the Staff’s comment.  The Company has revised Schedule II of exhibit 1.1 to include the names of the selling stockholders, and Sections 9(c), 9(d) and 9(e) of exhibit 1.1 were recently revised to reflect that the legal opinions will be in a form acceptable to the representatives of the underwriters and that the opinions will not be attached as annexes thereto.  Additional details that are to be included in Schedules I and II and Annexes 1 and 2 to exhibit 1.1 will not be known until pricing, and such pricing details are to be included in the final prospectus.  With respect to exhibit 10.10.10, the Company has filed an updated version that includes exhibit B-6.

* * * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (713) 425-8446 or frank.wu@dlapiper.com.

Sincerely,
DLA Piper LLP (US)

/s/ Frank Wu

Frank Wu
Partner

cc:                                Chi-Hsiang (Thompson) Lin, Applied Optoelectronics, Inc.

James L. Dunn, Jr., Applied Optoelectronics, Inc.

David Kuo, Applied Optoelectronics, Inc.

Philip Russell, DLA Piper LLP (US)

Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.